                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   ----------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)

                              (AMENDMENT NO. 3)(1)

                           COMMUNITY BANCSHARES, INC.
                                (Name of Issuer)

                     Common Stock, par value $.10 per share
                         (Title of Class of Securities)

                                   20343H 10 6
                                 (CUSIP Number)

                              J. Fred Kingren, Esq.
                   Feld, Hyde, Lyle, Wertheimer & Bryant, P.C.
                       2000 SouthBridge Parkway, Suite 500
                            Birmingham, Alabama 35209
                                 (205) 802-7575
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 General Update
             (Date of Event Which Requires Filing of this Statement)

         If the Reporting Person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Statement on Schedule 13D, and is filing this Statement on Schedule 13D because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Note: Statements on Schedule 13D filed in paper format shall include a signed original and five copies of the Statement on Schedule 13D, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 32 Pages)

-----------------------------

         (1) The remainder of this Cover Page shall be filled out for the Reporting Person's initial filing of this Statement on Schedule 13D with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior Cover Page.

         The information required on the remainder of this Cover Page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 20343H 10 6           13D, AMENDMENT NO. 3          PAGE 2 OF 32 PAGES



1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         R. C. Corr, Jr.


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [X]
                                                                       (b) [ ]

3        SEC USE ONLY



4        SOURCE OF FUNDS

         Not Applicable


5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) OR 2(e)                                              [ ]


6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America



NUMBER OF                                   7        SOLE VOTING POWER
SHARES                                                      None

BENEFICIALLY                                8        SHARED VOTING POWER
OWNED BY                                                    280,356 Shares

EACH                                        9        SOLE DISPOSITIVE POWER
REPORTING                                                   None

PERSON                                      10       SHARED DISPOSITIVE POWER
WITH                                                        280,356 Shares


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         280,356 Shares


12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                 [ ]

CUSIP NO. 20343H 10 6           13D, AMENDMENT NO. 3          PAGE 3 OF 32 PAGES



13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.0%


14       TYPE OF REPORTING PERSON

         IN

CUSIP NO. 20343H 10 6           13D, AMENDMENT NO. 3          PAGE 4 OF 32 PAGES




1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Doris J. Corr


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]
                                                                        (b) [ ]

3        SEC USE ONLY



4        SOURCE OF FUNDS

         Not Applicable


5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) OR 2(e)                                              [ ]


6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America



NUMBER OF                                   7        SOLE VOTING POWER
SHARES                                                        None

BENEFICIALLY                                8        SHARED VOTING POWER
OWNED BY                                                      322,172 Shares

EACH                                        9        SOLE DISPOSITIVE POWER
REPORTING                                                     None

PERSON                                      10       SHARED DISPOSITIVE POWER
WITH                                                          322,172 Shares


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         322,172 Shares


12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                    [ ]

CUSIP NO. 20343H 10 6           13D, AMENDMENT NO. 3          PAGE 5 OF 32 PAGES



13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.9%


14       TYPE OF REPORTING PERSON

         IN

CUSIP NO. 20343H 10 6           13D, AMENDMENT NO. 3          PAGE 6 OF 32 PAGES



1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Bryan A. Corr


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]
                                                                        (b) [ ]

3        SEC USE ONLY



4        SOURCE OF FUNDS

         Not Applicable


5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) OR 2(e)                                              [ ]


6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America



NUMBER OF                                   7        SOLE VOTING POWER
SHARES                                                        None

BENEFICIALLY                                8        SHARED VOTING POWER
OWNED BY                                                      192,205 Shares

EACH                                        9        SOLE DISPOSITIVE POWER
REPORTING                                                     None

PERSON                                      10       SHARED DISPOSITIVE POWER
WITH                                                          192,205 Shares


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         192,205 Shares


12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                    [ ]

CUSIP NO. 20343H 10 6           13D, AMENDMENT NO. 3          PAGE 7 OF 32 PAGES


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         4.1%


14       TYPE OF REPORTING PERSON

         IN

CUSIP NO. 20343H 10 6           13D, AMENDMENT NO. 3          PAGE 8 OF 32 PAGES


1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Tina M. Corr


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]
                                                                        (b) [ ]

3        SEC USE ONLY



4        SOURCE OF FUNDS

         Not Applicable


5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) OR 2(e)                                              [ ]


6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America



NUMBER OF                                   7        SOLE VOTING POWER
SHARES                                                        None

BENEFICIALLY                                8        SHARED VOTING POWER
OWNED BY                                                      40,829 Shares

EACH                                        9        SOLE DISPOSITIVE POWER
REPORTING                                                     None

PERSON                                      10       SHARED DISPOSITIVE POWER
WITH                                                          40,829 Shares


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         40,829 Shares


12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                    [ ]

CUSIP NO. 20343H 10 6           13D, AMENDMENT NO. 3          PAGE 9 OF 32 PAGES


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         .9%


14       TYPE OF REPORTING PERSON

         IN

CUSIP NO. 20343H 10 6           13D, AMENDMENT NO. 3         PAGE 10 OF 32 PAGES



1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Joan M. Currier


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]
                                                                        (b) [ ]

3        SEC USE ONLY



4        SOURCE OF FUNDS

         Not Applicable


5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) OR 2(e)                                              [ ]


6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America



NUMBER OF                                   7        SOLE VOTING POWER
SHARES                                                        None

BENEFICIALLY                                8        SHARED VOTING POWER
OWNED BY                                                      138,334 Shares

EACH                                        9        SOLE DISPOSITIVE POWER
REPORTING                                                     None

PERSON                                      10       SHARED DISPOSITIVE POWER
WITH                                                          138,334 Shares


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         138,334 Shares


12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                    [ ]

CUSIP NO. 20343H 10 6           13D, AMENDMENT NO. 3         PAGE 11 OF 32 PAGES


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         3.0%


14       TYPE OF REPORTING PERSON

         IN

CUSIP NO. 20343H 10 6           13D, AMENDMENT NO. 3         PAGE 12 OF 32 PAGES



1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         John David Currier


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]
                                                                        (b) [ ]

3        SEC USE ONLY



4        SOURCE OF FUNDS

         Not Applicable


5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) OR 2(e)                                              [ ]


6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America



NUMBER OF                                   7        SOLE VOTING POWER
SHARES                                                        None

BENEFICIALLY                                8        SHARED VOTING POWER
OWNED BY                                                      7,880 Shares

EACH                                        9        SOLE DISPOSITIVE POWER
REPORTING                                                     None

PERSON                                      10       SHARED DISPOSITIVE POWER
WITH                                                          7,880 Shares


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         7,880 Shares


12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                    [ ]

CUSIP NO. 20343H 10 6           13D, AMENDMENT NO. 3         PAGE 13 OF 32 PAGES


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         .2%


14       TYPE OF REPORTING PERSON

         IN

CUSIP NO. 20343H 10 6           13D, AMENDMENT NO. 3         PAGE 14 OF 32 PAGES



1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Christina M. Currier


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]
                                                                        (b) [ ]

3        SEC USE ONLY



4        SOURCE OF FUNDS

         Not Applicable


5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) OR 2(e)                                               [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America



NUMBER OF                                   7        SOLE VOTING POWER
SHARES                                                        10,454 Shares

BENEFICIALLY                                8        SHARED VOTING POWER
OWNED BY                                                      None

EACH                                        9        SOLE DISPOSITIVE POWER
REPORTING                                                     10,454 Shares

PERSON                                      10       SHARED DISPOSITIVE POWER
WITH                                                          None


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         10,454 Shares


12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                    [ ]

CUSIP NO. 20343H 10 6           13D, AMENDMENT NO. 3         PAGE 15 OF 32 PAGES


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         .2%


14       TYPE OF REPORTING PERSON

         IN

CUSIP NO. 20343H 10 6           13D, AMENDMENT NO. 3         PAGE 16 OF 32 PAGES



1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Corr, Inc. (f/k/a Oneonta Telephone Company, Inc.)

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]
                                                                        (b) [ ]
3        SEC USE ONLY



4        SOURCE OF FUNDS

         Not Applicable


5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) OR 2(e)                                               [ ]


6        CITIZENSHIP OR PLACE OF ORGANIZATION

         State of Alabama



NUMBER OF                                   7        SOLE VOTING POWER
SHARES                                                         None

BENEFICIALLY                                8        SHARED VOTING POWER
OWNED BY                                                      120,000 Shares

EACH                                        9        SOLE DISPOSITIVE POWER
REPORTING                                                     None

PERSON                                      10       SHARED DISPOSITIVE POWER
WITH                                                          120,000 Shares


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         120,000 Shares


12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                    [ ]

CUSIP NO. 20343H 10 6           13D, AMENDMENT NO. 3         PAGE 17 OF 32 PAGES



13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         2.6%


14       TYPE OF REPORTING PERSON

         CO

CUSIP NO. 20343H 10 6           13D, AMENDMENT NO. 3         PAGE 18 OF 32 PAGES



1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         A. Lee Hanson


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                        (b) [ ]
3        SEC USE ONLY



4        SOURCE OF FUNDS

         Not Applicable


5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) OR 2(e)                                              [ ]


6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America



NUMBER OF                                   7        SOLE VOTING POWER
SHARES                                                        None

BENEFICIALLY                                8        SHARED VOTING POWER
OWNED BY                                                      None

EACH                                        9        SOLE DISPOSITIVE POWER
REPORTING                                                     None

PERSON                                      10       SHARED DISPOSITIVE POWER
WITH                                                          None


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         None


12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                    [ ]

CUSIP NO. 20343H 10 6           13D, AMENDMENT NO. 3         PAGE 19 OF 32 PAGES


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         None


14       TYPE OF REPORTING PERSON

         IN

CUSIP NO. 20343H 10 6           13D, AMENDMENT NO. 3         PAGE 20 OF 32 PAGES



1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Jimmy C. Smith


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                        (b) [ ]

3        SEC USE ONLY



4        SOURCE OF FUNDS

         Not Applicable


5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) OR 2(e)                                              [ ]


6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America



NUMBER OF                                   7        SOLE VOTING POWER
SHARES                                                        4,850 Shares

BENEFICIALLY                                8        SHARED VOTING POWER
OWNED BY                                                      None

EACH                                        9        SOLE DISPOSITIVE POWER
REPORTING                                                     4,850 Shares

PERSON                                      10       SHARED DISPOSITIVE POWER
WITH                                                          None


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         4,850 Shares


12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                    [ ]

CUSIP NO. 20343H 10 6           13D, AMENDMENT NO. 3         PAGE 21 OF 32 PAGES


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         .1%


14       TYPE OF REPORTING PERSON

         IN

CUSIP NO. 20343H 10 6           13D, AMENDMENT NO. 3         PAGE 22 OF 32 PAGES



1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         J. R. Whitlock, Sr.


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                        (b) [ ]
3        SEC USE ONLY



4        SOURCE OF FUNDS

         Not Applicable


5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) OR 2(e)                                              [ ]


6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America



NUMBER OF                                   7        SOLE VOTING POWER
SHARES                                                        6,230 Shares

BENEFICIALLY                                8        SHARED VOTING POWER
OWNED BY                                                      None

EACH                                        9        SOLE DISPOSITIVE POWER
REPORTING                                                     6,230 Shares

PERSON                                      10       SHARED DISPOSITIVE POWER
WITH                                                          None


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         6,230 Shares


12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                    [ ]

CUSIP NO. 20343H 10 6           13D, AMENDMENT NO. 3         PAGE 23 OF 32 PAGES


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         .1%


14       TYPE OF REPORTING PERSON

         IN

CUSIP NO. 20343H 10 6           13D, AMENDMENT NO. 3         PAGE 24 OF 32 PAGES



1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         William S. Wittmeier, Jr.


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [ ]
                                                                        (b) [ ]
3        SEC USE ONLY



4        SOURCE OF FUNDS

         Not Applicable


5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) OR 2(e)                                              [ ]


6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America



NUMBER OF                                   7        SOLE VOTING POWER
SHARES                                                        1,260 Shares

BENEFICIALLY                                8        SHARED VOTING POWER
OWNED BY                                                      None

EACH                                        9        SOLE DISPOSITIVE POWER
REPORTING                                                     1,260 Shares

PERSON                                      10       SHARED DISPOSITIVE POWER
WITH                                                          None


11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,260 Shares


12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                    [ ]

CUSIP NO. 20343H 10 6           13D, AMENDMENT NO. 3         PAGE 25 OF 32 PAGES


13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         .03%


14       TYPE OF REPORTING PERSON

         IN

CUSIP NO. 20343H 10 6           13D, AMENDMENT NO. 3         PAGE 26 OF 32 PAGES

INTRODUCTORY NOTE

         This Amendment No. 3 to Statement on Schedule 13D (this "Amendment No. 3") is filed with the Securities and Exchange Commission ("SEC" or the "Commission") by R. C. Corr, Jr., Doris J. Corr, Bryan A. Corr, Tina M. Corr, Joan M. Currier, John David Currier, Christina M. Currier, Corr, Inc. (f/k/a Oneonta Telephone Company, Inc.), A. Lee Hanson, Jimmy C. Smith, J. R. Whitlock, Sr. and William S. Wittmeier, Jr., as joint filers (individually, a "Reporting Person, and, collectively, the "Reporting Persons"), with respect to the shares of the Common Stock, par value $.10 per share ("Common Stock"), of Community Bancshares, Inc., a Delaware corporation (the "Issuer").

         This Amendment No. 3 amends Items 2, 4, 5, 6 and 7 of the Statement on
Schedule 13D filed by certain of the Reporting Persons, as joint filers, on November 3, 1998 (the "Original Filing"), and Amendment Nos. 1 and 2 thereto filed by the Reporting Persons, as joint filers, on December 31, 1998 and March 22, 1999, respectively.

         The Reporting Persons filed Amendment Nos. 1 and 2 because they could be deemed to be a "group" for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to shares of the Common Stock. In Amendment Nos. 1 and 2, each of the Reporting Persons disclaimed any membership in, and the existence of, such a group other than the Corr Family Group (as hereinafter defined) and the Stockholders for Integrity and Responsibility (as hereinafter defined). The Corr Family Group is comprised of R. C. Corr, Jr., Doris J. Corr, Bryan A. Corr, Tina M. Corr, Joan M. Currier, John David Currier, Christina M. Currier and Corr, Inc. The Stockholders for Integrity and Responsibility was a group comprised of R. C. Corr, Jr., Doris J. Corr, Bryan A. Corr, Joan M. Currier, John David Currier, A. Lee Hanson, Jimmy
C. Smith, J. R. Whitlock, Sr. and William S. Wittmeier, Jr. Accordingly, the Reporting Persons included persons who were members of the Corr Family Group, the Stockholders for Integrity and Responsibility or both.

         The Reporting Persons are filing this Amendment No. 3 because each of them now desires to disclaim any membership in, and the existence of, the Stockholders for Integrity and Responsibility. Accordingly, A. Lee Hanson, Jimmy
C. Smith, J. R. Whitlock, Sr. and William S. Wittmeier, Jr. can no longer be deemed to be members of any "group" for purposes of Section 13(d)(3) of the Exchange Act with respect to shares of the Common Stock. With the filing of this Amendment No. 3, the only "group" that may be deemed to exist for purposes of
Section 13(d)(3) of the Exchange Act, with respect to shares of the Common Stock, is the Corr Family Group.

         Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information furnished by another Reporting Person. By executing this Amendment No. 3, each of the Reporting Persons agrees that this Amendment No. 3 is filed on behalf of such Reporting Person.


ITEM 2.  IDENTITY AND BACKGROUND.

         Certain information with respect to each of the members of the Corr Family Group is set forth on Schedule I, which is attached hereto and incorporated herein by reference. During the past five years, none of the Corr Family Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any of the Corr Family Group been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws. Each member of the Corr Family Group, with the exception of Corr, Inc., is a citizen of the United States of America. Corr, Inc. is an Alabama corporation.

CUSIP NO. 20343H 10 6           13D, AMENDMENT NO. 3         PAGE 27 OF 32 PAGES

ITEM 4.  PURPOSE OF TRANSACTION.

         On January 31, 2000, each of the members of the Corr Family Group entered into a Standstill Agreement with the Issuer. The Standstill Agreement was entered into for the purpose of establishing a course of conduct between the parties thereto in order that a means might be negotiated and implemented by which the members of the Corr Family Group may sell, transfer, exchange or otherwise dispose of all of the shares of the Common Stock owned or held by them. The Corr Family Group intends to engage in discussions with the Issuer regarding such a course of conduct. The Standstill Agreement governs certain matters from the date thereof until the earliest of (i) July 31, 2000, (ii) the date a change in the ownership of the shares of the Common Stock owned by the members of the Corr Family Group is effected, or (iii) the date which is 30 days from the date the members of the Corr Family Group or the Issuer provides notice in writing to the other party that, in the notifying party's sole discretion, such party is no longer working toward a change in ownership of the shares of the Common Stock owned or held by the members of the Corr Family Group (the "Standstill Period"). See Exhibit 1 attached to this Amendment No. 3, which is hereby incorporated herein by reference.

         The Standstill Agreement prohibits the parties thereto from taking certain actions. Each of the members of the Corr Family Group agreed in the Standstill Agreement that, during the Standstill Period, such member, and such member's officers, directors, affiliates, employees, agents or any other representative acting on such member's behalf, will not, in any capacity or manner, directly or indirectly, effect, cause or participate in, or seek, offer, attempt or propose (whether publicly or otherwise) to effect, cause or participate in (i) any acquisition, purchase or ownership (beneficial, of record or otherwise) of any shares of Common Stock, any other securities issued by or any assets of the Issuer or any of its subsidiaries, except that the sale or transfer to one or more of the members of the Corr Family Group of the 100,000 shares of Common Stock of the Issuer owned by Don T. Camp, which were the subject of a lawsuit styled R. C. Corr, Jr. and Doris J. Corr v. Community Bancshares, Inc., et al., Civil Action No. 99-100DHJ, filed on April 15, 1999, in the Circuit Court of Blount County, Alabama (the "Camp Lawsuit"), will not be in violation of the Standstill Agreement if, and only if, a separate agreement regarding the transfer of such shares is entered into by one or more of the members of the Corr Family Group and Don T. Camp; (ii) any tender or exchange offer, merger or other business combination involving the Issuer or its subsidiaries; (iii) any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to the Issuer or any of its subsidiaries; (iv) any "solicitation" of "proxies" (as such terms are used or defined in the Exchange Act or rules promulgated thereunder) or consents to vote any shares of Common Stock or other securities of the Issuer; or (v) any initiation, proposal or submission of matters or nominees to be considered or voted upon by the Issuer's stockholders, pursuant to Rule 14a-8 under the Exchange Act or otherwise. Each of the members of the Corr Family Group also agreed in the Standstill Agreement that, during the Standstill Period, such member, and such member's officers, directors, affiliates, employees, agents or any other representative acting on such member's behalf, will not, in any capacity or manner, directly or indirectly, (i) form, join or in any way participate in a "group" (for purposes of the Exchange Act and Rule 13d-3 thereunder) with respect to the Issuer, its subsidiaries, the Common Stock or other securities thereof, except that any "group" which consists solely of the members of the Corr Family Group and members of their respective families will not be deemed to be a violation of the Standstill Agreement; (ii) otherwise act alone, or in concert with others, to seek control of or to influence the management, Board of Directors or policies of the Issuer, except that the participation of the members of the Corr Family Group and the members of their respective families with the Issuer and its subsidiaries in the negotiations contemplated by the Standstill Agreement will not be deemed to be a violation thereof; (iii) take any action that might force such party to make a public announcement regarding any of the types of matters governed by the Standstill Agreement; or (iv) encourage, solicit, assist, institute, participate in, finance or support, or enter into any discussions, negotiations, understandings, agreements or arrangements with, any other person, individual, entity or party (excepting only each such member's attorneys, accountants and financial advisors on a need-to-know basis) with respect to any of the foregoing. Under the terms and provisions of the Standstill Agreement, no member of the Corr Family Group, on the one hand, or the Issuer, on the other hand, may file (or encourage, participate in, finance or support the filing or maintenance of) any suit in any court against the other of them, except a suit to enforce the Standstill Agreement or any subsequent agreement entered into by the parties during the Standstill Period.

CUSIP NO. 20343H 10 6           13D, AMENDMENT NO. 3         PAGE 28 OF 32 PAGES


         Furthermore, the parties to the Standstill Agreement agreed therein that they would explore together whether certain actions could occur. These actions included (i) the disbanding of the Stockholders for Integrity and Responsibility; (ii) the execution of written agreements by A. Lee Hanson, Jimmy
C. Smith, J. R. Whitlock, Sr. and William S. Wittmeier, Jr. to the effect that each such individual will refrain from acquiring any securities of the Issuer for a period of five years from the date of such agreement; and (iii) the declaration by the Issuer's Board of Directors that the Reporting Persons should no longer be deemed to be an "Adverse Person" under the Issuer's Share Purchase Rights Plan, with the understanding that the members of the Corr Family Group will still be considered one "Person" under such plan for the purpose of determining whether any such member has become an "Acquiring Person". The members of the Corr Family Group agreed in the Standstill Agreement to dismiss the Camp Lawsuit, without prejudice, upon the consummation of these actions.

         All of the actions that the parties to the Standstill Agreement agreed to explore have occurred. The Stockholders for Integrity and Responsibility was terminated and disbanded pursuant to a Memorandum of Understanding, dated February 7, 2000, among (i) R.C. Corr, Jr., (ii) Doris J. Corr, individually and as Co-custodian for Lauren M. Corr, Kelly B. Corr, Bryan A. Corr, Jr. and John David Currier, Jr., (iii) Bryan A. Corr, individually and as Co-custodian for Lauren M. Corr, Kelly B. Corr and Bryan A. Corr, Jr., (iv) Tina M. Corr, (v) Joan M. Currier, individually and as Co-custodian for John David Currier, Jr.,
(vii) Christina M. Currier, (viii) Corr, Inc., (ix) A. Lee Hanson, (x) Jimmy C. Smith, (xi) J. R Whitlock, Sr., and (xii) William S. Wittmeier, Jr. See Exhibit 2, which is hereby incorporated herein by reference. Jimmy C. Smith, J. R. Whitlock, Sr. and William S. Wittmeier, Jr. have each executed and delivered agreements with the Issuer whereby he refrains from acquiring any shares of Common Stock or any other securities of the Issuer for a five-year period. See Exhibits 3, 4 and 5, which are hereby incorporated herein by reference. On February 8, 2000, the Board of Directors of the Issuer adopted a resolution rescinding a previous resolution, dated January 7, 1999, whereby the Board of Directors of the Issuer declared that the Stockholders for Integrity and Responsibility was an "Adverse Person" under the Issuer's Share Purchase Rights Plan and that the Stockholders for Integrity and Responsibility would be considered an "Acquiring Person" under the Share Purchase Rights Plan if it became the "Beneficial Owner" (as defined therein) of 10.5% or more of the Issuer's outstanding voting shares. The rescission of the resolution, dated January 7, 1999, was conditioned upon the occurrence of (i) the submission of evidence satisfactory to the General Counsel to the Issuer or his designee that the Stockholders for Integrity and Responsibility has disbanded, (ii) the execution by all members of the Stockholders for Integrity and Responsibility of written agreements with the Issuer in such form as is satisfactory to the General Counsel of the Issuer or its designee restricting the ability of such members to purchase additional shares of the Issuer's Common Stock, and (iii) the dismissal of the Camp Lawsuit, without prejudice. It is the understanding of the members of the Corr Family Group from William H. Caughran, Jr., Senior Vice President and general counsel of the Issuer, that it is the Issuer's intent that written agreements with the Issuer restricting the ability of the members of the Stockholders for Integrity and Responsibility to purchase additional shares of the Issuer's Common Stock be required with respect to only Jimmy C. Smith, J. R. Whitlock, Sr. and William S. Wittmeier, Jr., notwithstanding the language of the resolution, dated February 8, 2000, to the contrary. The resolution, dated February 8, 2000, also provided that the Corr Family Group would be considered one "Person" under the Issuer's Share Purchase Rights Plan for all purposes, including determining whether any "Person" is an "Acquiring Person" (as defined therein), until otherwise determined by the Board of Directors of the Issuer. With the accomplishment of the actions which the parties agreed to explore, in the Standstill Agreement, the Camp Lawsuit was dismissed without prejudice, on February 28, 2000, as to all parties, including the Issuer, and all claims.

         The Reporting Persons have no present intention of purchasing any additional shares of Common Stock other than the 100,000 shares of Common Stock which R. C. Corr, Jr. attempted to acquire as discussed in Item 3 of the Original Filing, which discussion is hereby incorporated herein by reference.

         Except as described in this Item 4, none of the Reporting Persons has any plans or proposals as of the date hereof that relate to, or would result in,
(i) the acquisition by any person of additional securities of the Issuer or the disposition of any such securities, (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (iv) any change in the present Board or management of the Issuer, including any plans or proposals to change the number or term of Directors or to fill any existing vacancies on the Board, (v) any material change in the present capitalization or dividend policy of the Issuer,
(vi) any other material change in the Issuer's business or corporate structure,
(vii) changes in the Issuer's charter or Bylaws or other actions which may impede the acquisition of control of the Issuer by any person, (viii) causing a class of securities of the Issuer to be delisted from

CUSIP NO. 20343H 10 6           13D, AMENDMENT NO. 3         PAGE 29 OF 32 PAGES


any national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association,
(ix) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12 (g)(4) of the Exchange Act, or (x) any action similar to any of those enumerated in clauses (i) through
(ix) above.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a), (b) The members of the Corr Family Group beneficially own an aggregate of 381,349 shares of Common Stock, constituting approximately 8.2% of the shares of Common Stock reported by the Issuer as being outstanding on November 10, 1999. Schedule II, which is attached hereto and incorporated herein by reference, sets forth certain information with respect to the shares of Common Stock owned by each of the members of the Corr Family Group and the power of each of them to vote or to dispose of the shares of Common Stock owned by each of them. Each of the members of the Corr Family Group disclaims beneficial ownership of the shares of Common Stock beneficially owned by the other members of the Corr Family Group except to the extent reflected in the notes to Schedule II.

         (c)      Not applicable.

         (d) No person other than the members of the Corr Family Group has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by them.

         (e)      Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         There are no other contracts, arrangements, understandings or relationships (legal or otherwise) to which any of the members of the Corr Family Group is a party with respect to any shares of Common Stock except the understandings and relationships discussed in Items 4 and 5 of this Statement on
Schedule 13D, which discussions are hereby incorporated herein by reference.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         1. Standstill Agreement, dated as of January 31, 2000, among (i) Corr, Inc., (ii) R. C. Corr, Jr., (iii) Doris J. Corr, individually and as Co-custodian for Lauren M. Corr, Kelly B. Corr, Bryan A. Corr, Jr. and John David Currier, Jr., (iv) Bryan A. Corr, individually and as Co-custodian for Lauren M. Corr, Kelly B. Corr and Bryan A. Corr, Jr., (v) Tina M. Corr, (iv) Joan M. Currier, individually and as Co-custodian for John David Currier, Jr.,
(vii) John David Currier, and (viii) Christina M. Currier, and the Issuer.

         2. Memorandum of Understanding, dated February 7, 2000, among (i) R.C. Corr, Jr., (ii) Doris J. Corr, individually and as Co-custodian for Lauren
M. Corr, Kelly B. Corr, Bryan A. Corr, Jr. and John David Currier, Jr., (iii) Bryan A. Corr, individually and as Co-custodian for Lauren M. Corr, Kelly B. Corr and Bryan A. Corr, Jr., (iv) Tina M. Corr, (v) Joan M. Currier, individually and as Co-custodian for John David Currier, Jr., (vii) Christina M. Currier, (viii) Corr, Inc., (ix) A. Lee Hanson, (x) Jimmy C. Smith, (xi) J. R. Whitlock, Sr., and (xii) William S. Wittmeier, Jr.

         3. Agreement, dated as of February 29, 2000, between Jimmy C. Smith and the Issuer.

         4. Agreement, dated as of February 29, 2000, between J. R. Whitlock, Sr. and the Issuer.

CUSIP NO. 20343H 10 6           13D, AMENDMENT NO. 3         PAGE 30 OF 32 PAGES



         5. Agreement, dated as of February 29, 2000, between William S. Wittmeier, Jr. and the Issuer.

CUSIP NO. 20343H 10 6           13D, AMENDMENT NO. 3         PAGE 31 OF 32 PAGES



                                   SIGNATURES

         After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the Reporting Persons does hereby certify that the information set forth in this Amendment No. 3 to Statement on Schedule 13D is true, complete and correct.

Dated:    March 13, 2000.



                                                    R. C. CORR, JR.
                                       ----------------------------------------
                                                    R. C. Corr, Jr.


                                                     DORIS J. CORR
                                       ----------------------------------------
                                                     Doris J. Corr


                                                     BRYAN A. CORR
                                       ----------------------------------------
                                                     Bryan A. Corr


                                                      TINA M. CORR
                                       ----------------------------------------
                                                      Tina M. Corr


                                                    JOAN M. CURRIER
                                       ----------------------------------------
                                                    Joan M. Currier


                                                   JOHN DAVID CURRIER
                                       ----------------------------------------
                                                   John David Currier


                                                  CHRISTINA M. CURRIER
                                       ----------------------------------------
                                                  Christina M. Currier


                                                       CORR, INC.
                                        (f/k/a ONEONTA TELEPHONE COMPANY, INC.)


                                               By:      BRYAN A. CORR
                                         --------------------------------------
                                                     Bryan A. Corr,
                                                   Its President and
                                                Chief Executive Officer


                                                     A. LEE HANSON
                                       ----------------------------------------
                                                     A. Lee Hanson

CUSIP NO. 20343H 10 6           13D, AMENDMENT NO. 3         PAGE 32 OF 32 PAGES




                                                     JIMMY C. SMITH
                                        ----------------------------------------
                                                     Jimmy C. Smith


                                                   J. R. WHITLOCK, SR.
                                        ----------------------------------------
                                                   J. R. Whitlock, Sr.


                                                WILLIAM S. WITTMEIER, JR.
                                        ----------------------------------------
                                                William S. Wittmeier, Jr.

                                   SCHEDULE I

            INFORMATION RELATING TO MEMBERS OF THE CORR FAMILY GROUP


                                                                                      Principal Business Address
                                                                                            of Corporation
                                                                                          or Organization in
       Name and Business                          Present Principal                         Which Principal
    or Residence Address of                     Occupation of Member                 Occupation of Member of the
Member of the Corr Family Group               of the Corr Family Group              Corr Family Group is Conducted
-------------------------------               ------------------------              ------------------------------

     R.C. Corr, Jr. (1)                        Chairman of the Board -                   600 Third Avenue East
   600 Third Avenue East                            Corr, Inc. (4)                      Oneonta, Alabama 35121
   Oneonta, Alabama 35121                    Employee - CorrComm, LLC (5)

     Doris J. Corr (1)                        Vice President, Secretary,                 600 Third Avenue East
   600 Third Avenue East                      Treasurer and a Director -                Oneonta, Alabama 35121
   Oneonta, Alabama 35121                           Corr, Inc. (4)
                                          Employee - CorrComm, LLC (5)

   Bryan A. Corr (1) (2)                 President, Chief Executive Officer,             600 Third Avenue East
   600 Third Avenue East                           and a Director -                     Oneonta, Alabama 35121
   Oneonta, Alabama 35121                           Corr, Inc. (4)
                                          Employee - CorrComm, LLC (5)

     Tina M. Corr (2)                        Employee - CorrComm, LLC (5)                600 Third Avenue East
   600 Third Avenue East                                                                   Oneonta, Alabama 35121
   Oneonta, Alabama 35121

   Joan M. Currier (1) (3)                President, Secretary, Treasurer, a            100 Fourth Avenue West
   600 Third  Avenue East                     Director and an Employee -                Oneonta, Alabama 35121
   Oneonta, Alabama 35121                    Comfort Lifestyles, Inc. (6)

   John David Currier (3)                 President, Secretary, Treasurer, a             116 Industrial Drive
   600 Third Avenue East                      Director and an Employee -                Steele, Alabama 35987
   Oneonta, Alabama 35121                  Quality Transit Sales, Inc. (7)

   Christina M. Currier (3)                      Full-time Student -                       Foy Student Union
    600 Third Avenue East                         Auburn University                      Auburn, Alabama 36830
   Oneonta, Alabama 35121


        Corr, Inc.                                       (4)                            600 Third Avenue East
   (f/k/a Oneonta Telephone                                                             Oneonta, Alabama 35121
       Company, Inc.)
   600 Third Avenue East
   Oneonta, Alabama 35121

------------------------

(1)      R. C. Corr, Jr. and Doris J. Corr are spouses. Bryan A. Corr and Joan
         M. Currier are the children of R. C. Corr, Jr. and Doris J. Corr.

(2)      Bryan A. Corr and Tina M. Corr are spouses.

(3) Joan M. Currier and John David Currier are spouses. Christina M. Currier is the child of Joan M. Currier and John David Currier.

(4) All of the outstanding shares of Corr, Inc., an Alabama corporation (f/k/a Oneonta Telephone Company, Inc.), are held by R. C. Corr, Jr., Doris J. Corr, Bryan A. Corr and Joan M. Currier. Each of these individuals serve Corr, Inc. in the positions indicated in this
         Schedule I. Corr, Inc. has no other officers or Directors. Corr, Inc. is the holding company of CorrComm (as hereinafter defined).

(5) CorrComm, LLC ("CorrComm"), an Alabama limited liability company (f/k/a North Alabama Cellular, LLC), is a wholly-owned subsidiary of Corr, Inc. The principal business of CorrComm is operating, acquiring, constructing and disposing of cellular telephone systems in north Alabama.

(6) The principal business of Comfort Lifestyles, Inc. is the operation of a domiciliary in Oneonta, Alabama.

(7) The principal business of Quality Transit Sales, Inc. is the sale of medium- to heavy-duty trucks in Oneonta, Alabama.

                                   SCHEDULE II

                 INFORMATION RELATING TO BENEFICIAL OWNERSHIP OF
                      SHARES OF COMMON STOCK OF THE ISSUER
                       BY MEMBERS OF THE CORR FAMILY GROUP



                                                Number and
                                              Percentage of           Number of Shares of     Number of Shares of
                                                 Shares of            Common Stock With       Common Stock With
                                               Common Stock           Respect to Which the    Respect to Which the
                                            Beneficially Owned        Members of the Corr     Members of the Corr
              Name of                                                 Family Group Has        Family Group Has
        Members of the Corr              Number       Percentage(1)   Sole Voting and         Shared Voting and
           Family Group                  ------       -------------   Dispositive Power       Dispositive Power
           -------------                                              -----------------       -----------------
          R. C. Corr, Jr.             280,356 (2)(3)       6.0%                -                     280,356

           Doris J. Corr              322,172 (4)          6.9%                -                     322,172

           Bryan A. Corr              192,205 (5)          4.1%               14                     192,191

           Tina M. Corr                40,829 (6)           *                  -                      40,829

         Joan M. Currier              138,334 (7)          3.0%                -                     138,334

        John David Currier              7,880 (8)           *                  -                       7,880

       Christina M. Currier            10,454               *             10,454                           -

            Corr, Inc.                120,000              2.6%                -                     120,000

     (f/k/a Oneonta Telephone
          Company, Inc.)

        Corr Family Group              381,349             8.2%           10,468                     370,881

--------------------
(1) Percentages are determined on the basis of 4,665,514 shares of Common Stock reported by the Issuer as being outstanding on November 10, 1999.

(2) Includes (i) 160,356 shares held with Doris J. Corr as a joint tenant with right of survivorship and (ii) 120,000 shares held by Corr, Inc. (f/k/a Oneonta Telephone Company, Inc.).

(3) Does not include 100,000 shares of Common Stock purchased by R. C. Corr, Jr. in a privately negotiated transaction from H. Don Camp, Sr. for an aggregate purchase price of $1,900,000, or $19 per share. H. Don Camp, Sr. subsequently attempted to rescind this transaction. R. C. Corr, Jr. and Doris J Corr filed a lawsuit in connection therewith styled R. C. Corr, Jr. and Doris J. Corr v. Community Bancshares, Inc., et al., Civil Action No. 99- 100DHJ, on April 15, 1999, in the Circuit Court of Blount County, Alabama, which was dismissed, without prejudice, on February 28, 2000, pursuant to the terms and provisions of the Standstill Agreement, dated as of January 31, 2000, among (i) Corr, Inc., (ii) R. C. Corr, Jr., (iii) Doris J. Corr, individually and as Co-custodian for Lauren M. Corr, Kelly B. Corr, Bryan A. Corr, Jr. and John David Currier, Jr., (iv) Bryan A. Corr, individually and as Co- custodian for Lauren M. Corr, Kelly B. Corr and Bryan A. Corr, Jr.,
         (v) Tina M. Corr, (iv) Joan M. Currier, individually and as Co-custodian for John David Currier, Jr., (vii) John David Currier, and
         (viii) Christina M. Currier, and the Issuer. All of the shares of Common Stock purchased in this transaction were to have been held of record by R. C. Corr, Jr. and Doris J. Corr as joint tenants with right of survivorship, but neither of them are claiming beneficial ownership of any such shares of Common Stock presently.

(4) Includes (i) 160,356 shares held with R.C. Corr, Jr. as a joint tenant with right of survivorship, (ii) 10,454 shares held as Co-custodian with Bryan A. Corr for her minor granddaughter, Lauren M. Corr, (iii) 10,454 shares held as Co-custodian with Bryan A. Corr for her minor granddaughter, Kelly B. Corr, ( iv) 10,454 shares held as Co-custodian with Bryan A. Corr for her minor grandson, Bryan A. Corr, Jr., (v) 10,454 shares held as Co-custodian with Joan M. Currier for her minor grandson, John D. Currier, Jr., and (vi) 120,000 shares held by Corr, Inc.

(5) Includes (i) 40,829 shares held with Tina M. Corr as a joint tenant with right of survivorship, (ii) 10,454 shares held as Co-custodian with Doris J. Corr for his minor daughter, Lauren M. Corr, (iii) 10,454 shares held as Co-custodian with Doris J. Corr for his minor daughter, Kelly B. Corr, (iv) 10,454 shares held as Co-custodian with Doris J. Corr for his minor son, Bryan A. Corr, Jr., and (v) 120,000 shares held by Corr, Inc.

(6)      Held with Bryan A. Corr as a joint tenant with right of survivorship.

(7) Includes (i) 7,880 shares held with John David Currier as a joint tenant with right of survivorship, (ii) 10,454 shares held as Co-custodian with Doris J. Corr for her minor son, John D. Currier, Jr., and (iii) 120,000 shares held by Corr, Inc.

(8)      Held with Joan M. Currier as a joint tenant with right of survivorship.


* Less than 1%.

                                   EXHIBIT 1

                              STANDSTILL AGREEMENT


         THIS STANDSTILL AGREEMENT ("Agreement") is entered into as of January 21, 2000 by and among (i) Corr, Inc., (ii) R.C. Corr, Jr., (iii) Doris J. Corr, individually and as co-custodian for Lauren M. Corr, Kelly B. Corr, Bryan A. Corr, Jr. and John David Currier, Jr., (iv) Bryan A. Corr, individually and as co-custodian for Lauren M. Corr, Kelly B. Corr and Bryan A. Corr, Jr., (v) Tina
M. Corr, (vi) Joan M. Currier, individually and as co-custodian for John David Currier, Jr., (vii) John David Currier and (viii) Christina M. Currier (each, a "Seller," and collectively, the "Sellers"), and Community Bancshares, Inc. a Delaware corporation (the "Company").

                                    RECITALS:

         WHEREAS, the Sellers and the Company and its subsidiaries are in the process (the "Process") of negotiating and implementing a means by which the Sellers may sell, transfer, exchange or otherwise dispose of all of the shares (the "Shares") of common stock, $.10 par value per share (the "Common Stock"), of the Company owned or held by the Sellers; and

         WHEREAS, it would be advantageous to such process for the Sellers and the Company to agree to a course of conduct between the parties with respect to certain matters;

         NOW, THEREFORE, in consideration of the premises, the mutual covenants set forth herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

                                   AGREEMENT:

1. Standstill Agreement. Each of the Sellers hereby agrees that, during the Standstill Period (as defined below), such Seller, and such Seller's officers, directors, affiliates, employees, agents or any other representative acting on such Seller's behalf (collectively, the "Sellers' Representatives"), will not, in any capacity or manner, directly or indirectly:

         (a) effect, cause or participate in, or seek, offer, attempt or propose (whether publicly or otherwise) to effect, cause or participate in:

                  (i) any acquisition, purchase or ownership (beneficial, of record or otherwise) of any shares of Common Stock, any other securities issued by or any assets of the Company or any of its subsidiaries; provided, however, that the sale or transfer to one or more of the Sellers of the One Hundred Thousand (100,000) shares of Common Stock of the Company owned by Don T. Camp, and which are the subject of Civil Action No. 99-100DHJ in the Circuit Court of Blount County, Alabama, shall not be a violation of this Section 1(a) if, and only if, a separate agreement regarding the transfer of such shares is entered into by one or more of the Sellers and Mr. Camp on or after the date of this Agreement; or

                  (ii) any tender or exchange offer, merger or other business combination involving the Company or any of its subsidiaries; or

                  (iii) any recapitalization, restructuring, liquidation, dissolution or other extraordinary transaction with respect to the Company or any of its subsidiaries; or

                  (iv) any "solicitation" of "proxies" (as such terms are used or defined in the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or rules promulgated thereunder) or consents to vote any shares of Common Stock or other securities of the Company; or

                  (v) any initiation, proposal or submission of matters or nominees to be considered or voted upon by the Company's stockholders, pursuant to Rule 14a-8 under the Exchange Act or otherwise; or

         (b) form, join or in any way participate in a "group" (for purposes of the Exchange Act and Rule 13d-3 thereunder) with respect to the Company, its subsidiaries, the Common Stock or other securities thereof; provided, however, that any "group which consists solely of the Sellers and members of their family shall not be deemed to be a violation of this Section 1(b); or

         (c) otherwise act alone, or in concert with others, to seek control of or to influence the management, Board of Directors or policies of the Company; provided, however, that the participation by the Sellers and members of their family with the Company and its subsidiaries in the Process shall not be deemed to be a violation of this Section 1(c); or

         (d) take any action which might force such other party to make a public announcement regarding any of the types of matters set forth in this subsection; or

         (e) encourage, solicit, assist, institute, participate in, finance or support, or enter into any discussions, negotiations, understandings, agreements or arrangements with, any other person, individual, entity or party (excepting only each such Seller's attorneys, accountants and financial advisors on a need-to-know basis) with respect to any of the foregoing.

2.       Litigation.

         (a) During the Standstill Period, no Seller shall file (or encourage, participate in, finance or support the filing or maintenance of) any suit in any court against the Company or any of its directors, officers, employees or agents, except a suit to enforce this Agreement or any subsequent agreement entered into by the parties during the Standstill Period.

         (b) During the Standstill Period, the Company shall not file (or encourage, participate in, finance or support the filing or maintenance of) any suit in any court against any of the Sellers, except a suit to enforce this Agreement or any subsequent agreement entered into by the parties during the Standstill Period.

         (c) If, and only if, the action referenced in Section 7(c) is consummated, each Seller who is a party to Civil Action No. 99-100DHJ in the Circuit Court of Blount County, Alabama shall execute and file with the court a dismissal of such suit as to all parties and all claims, without prejudice, within five (5) days after the consummation of such action.


3.       Confidentiality.

         (a) Each of the Sellers acknowledges and agrees that some or all of the Sellers have had, and may during the Process have, access to certain confidential and/or proprietary information of the Company and its subsidiaries and affiliates, including, without limitation, information provided or obtained during service as a director of the Company and/or its subsidiaries, and that such information constitutes valuable, special and unique property of the Company (the "Confidential Information"). Each of the Sellers further agrees that, during the Standstill Period, such Seller will keep confidential and will not, directly or indirectly, in any manner or capacity, disclose any Confidential Information to any other person, firm, corporation, association or other entity for any reason or purpose whatsoever and shall only disclose the same to such Seller's attorneys, accountants and financial advisors on a need-to-know basis, and will not, directly or indirectly, utilize or exploit such information; provided, however, that nothing in this Section 3(a) shall prohibit a Seller from making an investment in or participating in the management of an entity which engages in the same business as the Company. Upon the execution and delivery of this Agreement, each Seller will immediately return to the Company all Confidential Information and all copies thereof then in their possession or within their control or ability to retrieve.

         (b) Each of the Sellers has heretofore delivered to the Company any and all stockholder lists and other information provided by the Company with respect to stockholders of the Company (including, without limitation, the information and lists provided to R.C. Corr, Jr. and Doris J. Corr pursuant to that certain Stipulation and Order of Dismissal, dated as of March 9, 1999, between such persons and the Company), and any and all information and lists derived or compiled therefrom, and any portions and copies thereof, which are or were in any of the Sellers' possession or within their control or ability to retrieve.

         (c) In addition, during the Standstill Period, the Company and each Seller will keep confidential and will not, directly or indirectly, in any capacity or manner except as and to the extent required by law or necessary to accomplish the undertakings set forth by Sections 2(c) and 7 of this Agreement, disclose the existence of this Agreement or any subsequent agreement entered into by the parties during the Standstill Period, the terms and conditions of this Agreement or any such agreement and the transactions contemplated herein or therein, nor information regarding the discussions and negotiations related thereto, and shall only disclose the same to such Seller's attorneys, accountants and financial advisors on a need-to-know basis and to such other persons as are necessary to accomplish the undertakings set forth in said Sections 2(c) and 7.

         (d) Nothing in this Paragraph 3 shall prevent the Sellers from filing with the Securities and Exchange Commission one or more amendments to the Statement on Schedule 13D previously filed by the Sellers and attaching a copy of this Agreement as an exhibit thereto or, if required in the reasonable opinion of legal counsel to the Sellers, from filing a new Statement on Schedule 13D. In order to facilitate any such filings, the Company shall provide the Sellers with an electronic copy of this Agreement on or before the execution and delivery thereof by e-mail or diskette in Microsoft Word format.

         (e) In the event that any of the Sellers or any person to whom any Seller transmits Confidential Information pursuant to this Agreement is requested or becomes legally compelled (by oral questions, interrogatories, request for information or documents, subpoena, civil investigative demand or similar process) to disclose any of the Confidential Information, such person shall provide the Company with prompt written notice so that the Company may seek a protective order or other appropriate remedy and/or waive compliance with the provisions of this Agreement. In the event that a protective order or other remedy is not obtained or the provisions of this Agreement are not waived, such person will furnish only that portion of the Confidential Information which is legally required and will exercise his or her reasonable efforts to obtain reliable assurance that confidential treatment will be accorded any Confidential Information so disclosed.

4.       No Derogatory Remarks.

         (a) Each of the Sellers hereby agrees severally, and not jointly, that, during the Standstill Period, such Seller will not, directly or indirectly, in any capacity or manner, make, express, transmit, speak, write, verbalize or otherwise communicate in any way (or cause, further, assist, solicit, encourage, support or participate in any of the foregoing), any remark, comment, message, information, declaration, communication or other statement of any kind, whether verbal, in writing, electronically transferred or otherwise, that might reasonably be construed to be derogatory or critical of, or negative towards, the Company or any of its directors, officers, affiliates, subsidiaries, employees, agents or representatives (collectively, the "Company's Representatives"), or to malign, harm, disparage, defame or damage the reputation or good name of the Company or any of the Company's Representatives, and/or that reveals, discloses, incorporates, is based upon, discusses, includes or otherwise involves any Confidential Information.

         (b) The Company hereby agrees that, during the Standstill Period, the Company will not, directly or indirectly, in any capacity or manner, make, express, transmit, speak, write, verbalize or otherwise communicate in any way (or cause, further, assist, solicit, encourage, support or participate in any of the foregoing), any remark, comment, message, information, declaration, communication or other statement of any kind, whether verbal, in writing, electronically transferred or otherwise, that might reasonably be construed to be derogatory or critical of, or negative towards, any of the Sellers or the Sellers' Representatives, or to malign, harm, disparage, defame or damage the reputation or good name of any of the Sellers or any of the Sellers' Representatives.

5. Standstill Period Defined. For purposes of this Agreement, the "Standstill Period" is defined to be that period of time beginning on the date of this Agreement and ending on the earliest of (a) six (6) months from the date of this Agreement; or (b) the date a change in ownership of the Shares is effected; or (c) the date which is thirty (30) days from the date the Sellers or the Company provides notice in writing to the other party that, in the notifying party's sole discretion, such party is no longer working toward a change in ownership of the Shares.

6. Remedies. The Company and each of the Sellers acknowledge and agree that the covenants and agreements set forth in this Agreement are an essential inducement for the Company and each of the Sellers to have entered into this Agreement, and the restrictions imposed herein are not greater than are fair and reasonable and necessary for the protection of the Company and the Sellers in light of the substantial harm that the Company and the Sellers will suffer in the event of a breach of any of the provisions of said covenants or agreements. The Company and each of the Sellers further acknowledge and agree that the parties would not have an adequate remedy at law and would be irreparably harmed in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, in the event of an actual or threatened breach of this Agreement by the Company or any Seller, any Seller or the Company, respectively, shall be entitled to injunctive or other equitable remedy or relief to enjoin, restrain, prohibit and/or prevent breaches or violations of this Agreement and to specifically enforce the terms and provisions hereof, in addition to any other remedy at law or in equity to which such party may be entitled. The Company and each of the Sellers hereby waives, and agrees to cause the Company's Representatives or the Sellers' Representatives, as the case may be, to waive, any requirement for the securing or posting of any bond or the proving of actual damages in connection with such remedy or relief.

7. Additional Undertakings. The Company and the Sellers agree that they will explore whether the following actions can occur (it being expressly understood by all parties hereto that no party makes any representation, covenant or agreement that any such action will occur):

         (a) the disbanding of the group known as "Stockholders for Integrity and Responsibility;" provided, however, that the Company acknowledges the continued existence of the "group" which consists solely of the Sellers and members of their family;

         (b) the execution of written agreements, the form of which is attached hereto as Exhibit A and is incorporated herein by this reference, by A. Lee Hanson, Jimmy C. Smith, J.R. Whitlock and William S. Wittmeier to the effect that each such individual will refrain from acquiring any securities of the Company for a period of five years from the date of such agreement; and

         (c) the declaration by the Company's Board of Directors that the group of individuals composed of A. Lee Hanson, Jimmy C. Smith, J.R. Whitlock, William S. Wittmeier and all of the Sellers should no longer be deemed an "Adverse Person" under the Company's Share Purchase Rights Plan, with the understanding that the Sellers will still be considered one "Person" under such plan for the purpose of determining whether any Seller has become an "Acquiring Person."

It is understood that if the actions listed above should occur, they are to occur in the order listed above.

8.       Miscellaneous

         (a) Notices. All notices, consents, waivers and other communications under this Agreement must be in writing and will be deemed to have been duly given if delivered by hand, by overnight delivery, or by United States mail, postage prepaid, registered or certified mail, return receipt requested, upon delivery or refusal of delivery, in each case to the appropriate addresses set forth below (or to such other addresses as a party may designate by notice to the other party hereto): (i) if to the Sellers: Bryan
A. Corr, 600 Third Avenue East, Oneonta, Alabama 35121, with a copy to: J. Fred Kingren, Esq., Feld, Hyde, Lyle, Wertheimer & Bryant, P.C., 2000 SouthBridge Parkway, Suite 500, Birmingham, Alabama 35209, and (ii) if to the Company:
Community Bancshares, Inc., 68149 Main Street, Blountsville, Alabama 35031,
Attention: Kennon R. Patterson, Sr., with a copies to: William H. Caughran, 68149 Main Street, Blountsville, Alabama 35031.

         (b) Entire Agreement. This Agreement and the Exhibits, schedules and documents delivered pursuant hereto constitute the entire agreement, and supersedes any prior agreement, understanding or letter of intent (oral or written), between the parties hereto relating to the subject matter of this Agreement. To be effective, any modification of this Agreement must be in writing and signed by the party to be charged thereby.

         (c) Choice of Law. The validity and construction of this Agreement shall be governed by the laws of the State of Alabama, without regard to the principles of conflict of laws thereof.

         (d) Headings. The Section headings herein are for reference only and shall not limit or control the meaning of any provision of this Agreement.

         (e) No Waiver. No delay or omission on the part of any party hereto in exercising any right hereunder shall operate as a waiver of such right or any other right under this Agreement.

         (f) Assignment. No party hereto shall assign this Agreement, or any rights, benefits, duties or obligations hereunder, or any interest therein, without first obtaining the written consent of the other parties hereto. Without waiver of the foregoing provisions, all of the rights, benefits, duties, liabilities, and obligations of the parties hereto shall inure to the benefit of and be binding upon the parties and their respective heirs, successors and permitted assigns.

         (g) Interpretation. The parties hereto have each negotiated the terms hereof and reviewed this Agreement carefully. It is the intent of the parties that each word, phrase, and sentence and other part hereof shall be given its plain meaning, and that rules of interpretation or construction of contracts that would construe any ambiguity of any part hereof against the draftsman, by virtue of being the draftsman, shall not apply. When a reference is made in this Agreement to an Article, Section or Exhibit, such reference shall be to an Article or Section of, or an Exhibit to, this Agreement unless otherwise indicated. Whenever the words "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." The words "hereof", "herein" and "hereunder" and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a person are also to its heirs, successors and permitted assigns.

         (h) Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall comprise one and the same document. In making proof of this Agreement, it shall not be necessary to produce or account for more than one such counterpart executed by the party against whom enforcement of this Agreement is sought. Delivery of an executed counterpart of this Agreement by telefacsimile shall be equally as effective as delivery of a manually executed counterpart of this Agreement. Any party delivering an executed counterpart of this Agreement by telefacsimile also shall deliver a manually executed counterpart of this Agreement not later that five business days following the date of such delivery, but the failure to deliver a manually executed counterpart shall not affect the validity, enforceability and binding effect of this Agreement.

         (i) Attorneys' Fees. If legal action is commenced to enforce this Agreement, the prevailing party in such action shall be entitled to recover its reasonable costs and reasonable attorneys' fees in addition to any other relief granted. The term "prevailing party" shall mean the party in whose favor final judgment after appeal (if any) is rendered with respect to the claims asserted in a complaint.

         (j) Severability. If any provision of this Agreement shall be held invalid under any applicable laws, such invalidity shall not affect any other provision of this Agreement that can be given effect without the invalid provision, and, to this end, the provisions hereof are severable.

         (k) Expenses. All expenses incurred in connection herewith and with the Process, including, without limitation, attorney's fees, accounting fees, sales taxes, recording fees, investment advisers' fees and disbursements, shall be borne by the respective parties incurring such expense, whether or not such transactions are consummated.

         (l)      Time of Essence. Time is of the essence of this Agreement.

         (m) No Third Party Beneficiaries. Except as expressly provided herein, this Agreement and its provisions, terms and conditions are for the sole and exclusive benefit of the parties to this Agreement and their heirs, successors and permitted assigns.

         IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first above written.


         THE "SELLERS"

         CORR, INC.


         BY:  BRYAN A. CORR                          JOAN M. CURRIER
            ---------------------------------        ---------------------------------
         Bryan A. Corr                               Joan M. Currier, individually and
         President                                   as co-custodian for John David
                                                     Currier, Jr.



         R.C. CORR, JR.                              JOHN DAVID CURRIER
         ------------------------------------        ---------------------------------
         R.C. Corr, Jr.                              John David Currier



         DORIS J. CORR                               CHRISTINA M. CURRIER
         ------------------------------------        ---------------------------------
         Doris J. Corr, individually and as          Christina M. Currier
         co-custodian for Lauren M. Corr,
         Kelly B. Corr, Bryan A. Corr, Jr.
         and John David Currier, Jr.


         BRYAN A. CORR                               TINA M. CORR
         -------------------------------------       ---------------------------------
         Bryan A. Corr, individually and as          Tina M. Corr
         co-custodian for Lauren M. Corr,
         Kelly B. Corr and Bryan A. Corr, Jr.

         THE "COMPANY"

         COMMUNITY BANCSHARES, INC.



         BY:  KENNON R. PATTERSON, SR.
            --------------------------------
         Kennon R. Patterson, Sr.
         Chairman, President and
         Chief Executive Officer

                                    EXHIBIT A


                                    AGREEMENT


         THIS AGREEMENT ("Agreement") is entered into as of ______, 2000 by and between ___________________ (the "Stockholder") and Community Bancshares, Inc. a Delaware corporation (the "Company").

                                    RECITALS:

         WHEREAS, the Stockholder is a member of the group known as Stockholders for Integrity and Responsibility (the "Group"); and

         WHEREAS, the Group wishes to disband and no longer be considered to be an Adverse Person as defined in the Company's Share Purchase Rights Plan; and

         WHEREAS, execution of this Agreement is a condition to the Company's consideration of rescinding its Adverse Person declaration;

         NOW, THEREFORE, in consideration of the premises, the mutual covenants set forth herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

                                   AGREEMENT:

         1. Acquisition of Stock. Stockholder hereby agrees that, for a period of five (5) years from the date of this Agreement, the Stockholder and his affiliates, agents or any other representative acting on the Stockholder's behalf, will not, in any capacity or manner, directly or indirectly effect, cause or participate in, or seek, offer, attempt or propose (whether publicly or otherwise) to effect, cause or participate in any acquisition, purchase or ownership (beneficial, of record or otherwise) of any shares of common stock or any other securities issued by or any assets of the Company or any of its subsidiaries except for ownership of such number of shares of the Company's common stock as are shown in the name of Stockholder on the record books of the Company as of the date of this Agreement.

         2. Sale of Stock. In the event that Stockholder desires to sell shares of common stock of the Company owned by Stockholder, the Company hereby agrees that it will provide the same information to Stockholder regarding potential purchasers that the Company routinely provides to other stockholders at the time Stockholder informs the Company of his desire to sell such stock.

         3.       Miscellaneous

         (a) Notices. All notices, consents, waivers and other communications under this Agreement must be in writing and will be deemed to have been duly given if delivered by hand, by overnight delivery, or by United States mail, postage prepaid, registered or certified mail, return receipt requested, upon delivery or refusal of delivery, in each case to the appropriate addresses set forth below (or to such other addresses as a party may designate by notice to the other party hereto): (i) if to Stockholder::
_________________________________________ and (ii) if to the Company: Community
Bancshares, Inc., 68149 Main Street, Blountsville, Alabama 35031, Attention:
Kennon R. Patterson, Sr., with a copy to: William H. Caughran, 68149 Main Street, Blountsville, Alabama 35031.

         (b) Entire Agreement. This Agreement constitutes the entire agreement, and supersedes any prior agreement, understanding or letter of intent (oral or written), between the parties hereto relating to the subject matter of this Agreement. To be effective, any modification of this Agreement must be in writing and signed by the party to be charged thereby.

         (c) Choice of Law. The validity and construction of this Agreement shall be governed by the laws of the State of Alabama, without regard to the principles of conflict of laws thereof.

         (d) Headings. The Section headings herein are for reference only and shall not limit or control the meaning of any provision of this Agreement.

         (e) No Waiver. No delay or omission on the part of any party hereto in exercising any right hereunder shall operate as a waiver of such right or any other right under this Agreement.

         (f) Assignment. No party hereto shall assign this Agreement, or any rights, benefits, duties or obligations hereunder, or any interest therein, without first obtaining the written consent of the other parties hereto. Without waiver of the foregoing provisions, all of the rights, benefits, duties, liabilities, and obligations of the parties hereto shall inure to the benefit of and be binding upon the parties and their respective heirs, successors and permitted assigns.

         (g) Interpretation. The parties hereto have each negotiated the terms hereof and reviewed this Agreement carefully. It is the intent of the parties that each word, phrase, and sentence and other part hereof shall be given its plain meaning, and that rules of interpretation or construction of contracts that would construe any ambiguity of any part hereof against the draftsman, by virtue of being the draftsman, shall not apply. When a reference is made in this Agreement to an Article, Section or Exhibit, such reference shall be to an Article or Section of, or an Exhibit to, this Agreement unless otherwise indicated. Whenever the words "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." The words "hereof", "herein" and "hereunder" and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a person are also to its heirs, successors and permitted assigns.

         (h) Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall comprise one and the same document. In making proof of this Agreement, it shall not be necessary to produce or account for more than one such counterpart executed by the party against whom enforcement of this Agreement is sought. Delivery of an executed counterpart of this Agreement by telefacsimile shall be equally as effective as delivery of a manually executed counterpart of this Agreement. Any party delivering an executed counterpart of this Agreement by telefacsimile also shall deliver a manually executed counterpart of this Agreement not later that five business days following the date of such delivery, but the failure to deliver a manually executed counterpart shall not affect the validity, enforceability and binding effect of this Agreement.

         (i) Attorneys' Fees. If legal action is commenced to enforce this Agreement, the prevailing party in such action shall be entitled to recover its reasonable costs and reasonable attorneys' fees in addition to any other relief granted. The term "prevailing party" shall mean the party in whose favor final judgment after appeal (if any) is rendered with respect to the claims asserted in a complaint.

         (j) Severability. If any provision of this Agreement shall be held invalid under any applicable laws, such invalidity shall not affect any other provision of this Agreement that can be given effect without the invalid provision, and, to this end, the provisions hereof are severable.

         (k) Expenses. All expenses incurred in connection herewith, including, without limitation, attorney's fees, accounting fees, sales taxes, recording fees, investment advisers' fees and disbursements, shall be borne by the respective parties incurring such expense, whether or not such transactions are consummated.

         (l)      Time of Essence. Time is of the essence of this Agreement.

         (m) No Third Party Beneficiaries. Except as expressly provided herein, this Agreement and its provisions, terms and conditions are for the sole and exclusive benefit of the parties to this Agreement and their heirs, successors and permitted assigns.

         IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first above written.


         "STOCKHOLDER":                     THE "COMPANY":

                                            COMMUNITY BANCSHARES, INC.


                                            BY:
         ---------------------------           --------------------------------
                                            ITS
                                               --------------------------------

                                    EXHIBIT 2

                           MEMORANDUM OF UNDERSTANDING

         THIS MEMORANDUM OF UNDERSTANDING, dated the 7th day of February, 2000, is by and among (i) R.C. CORR, JR., (ii) DORIS J. CORR, individually and as co-custodian for Lauren M. Corr, Kelly B. Corr, Bryan A. Corr, Jr. and John David Currier, Jr., (iii) BRYAN A. CORR, individually and as co-custodian for Lauren M. Corr, Kelly B. Corr and Bryan A. Corr, Jr., (iv) TINA M. CORR, (v) JOAN M. CURRIER, individually and as co-custodian for John David Currier, Jr.,
(VI) JOHN DAVID CURRIER, (vii) CHRISTINA M. CURRIER, (viii) CORR, INC., (ix) A. LEE HANSON, (x) JIMMY C. SMITH, (xi) J.R. WHITLOCK, SR. and (xii) WILLIAM S. WITTMEIER, JR.


                                   BACKGROUND

         On November 3, 1998, a Statement on Schedule 13D (the "Initial Statement") was filed with the Securities and Exchange Commission (the "SEC") by R.C. Corr, Jr., Doris J. Corr, and the Corr Family Group, which is comprised of
(i) R.C. Corr, Jr., (ii) Doris J. Corr, individually and as co-custodian for Lauren M. Corr, Kelly B. Corr, Bryan A. Corr, Jr. and John David Currier, Jr.,
(iii) Bryan A. Corr, individually and as co-custodian for Lauren M. Corr, Kelly
B. Corr and Bryan A. Corr, Jr., (iv) Tina M. Corr, (v) Joan M. Currier, individually and as co-custodian for John David Currier, Jr., (vi) John David Currier, (vii) Christina M. Currier and (vii) Corr, Inc. (the "Initial Group"), with respect to shares of the Common Stock, par value $.10 per share, of Community Bancshares, Inc., a Delaware corporation ("CBI"), which may be deemed to be beneficially owned by them in accordance with Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

         The Initial Statement was amended on December 31, 1998, by filing Amendment No. 1 thereto for the purpose of disclosing the existence of certain additional persons -- A. Lee Hanson, Jimmy C. Smith, J.R. Whitlock, Sr. and William S. Wittmeier, Jr. -- who together with the members of the Initial Group may have been deemed a "group" within the meaning of Section 13(d)(3) of the Exchange Act with respect to the shares of the Common Stock, par value $.10 per share, of CBI which may be deemed to be beneficially owned by them (collectively, the "Expanded Group"). The Initial Statement was further amended by the members of the Expanded Group on March 22, 1999 by filing Amendment No. 2 thereto.

         On January 31, 2000, the Corr Family Group entered into that certain Standstill Agreement with CBI pursuant to which CBI and the members of the Corr Family Group agreed to explore whether the Expanded Group, also known as the "Stockholders for Integrity and Responsibility", would be terminated and disbanded, it being understood by CBI and the members of the Corr Family Group that any such action with regard to the Expanded Group would not affect the continuing existence of the Corr Family Group.

         The members of the Expanded Group desire to memorialize their understanding and intent to terminate and disband the existence of the Expanded Group, all upon the terms and provisions hereinafter set forth.

                                  THE AGREEMENT

         NOW, THEREFORE, each of the members of the Expanded Group does hereby acknowledge and agree as follows:

         1. The Expanded Group is hereby terminated and disbanded.

         2. The Members (i) shall promptly cause to be prepared and filed with the Securities and Exchange Commission an amendment to the Initial Statement, as previously amended by Amendment Nos. 1 and 2, disclosing the termination and disbandment of the Expanded Group (the "Amendment"), and (ii) shall take all other action as appropriate or required by law to effectuate and implement the termination and disbandment of the Expanded Group.

         3. All costs and expenses incurred in connection with the preparation and filing of the Amendment, including, but not limited to, attorneys' fees and filing fees, shall be paid by one or more of the members of the Corr Family Group.

         IN WITNESS WHEREOF, each of the members of the Expanded Group has executed and delivered this Memorandum of Understanding effective as of the date written above.



                                                 R. C. CORR, JR.
                                     ------------------------------------------
                                                 R. C. Corr, Jr.


                                                 DORIS J. CORR
                                     ------------------------------------------
                                        Doris J. Corr, individually and as
                                          co-custodian for Lauren M. Corr,
                                         Kelly B. Corr, Bryan A. Corr, Jr.
                                            and John David Currier, Jr.


                                                  BRYAN A. CORR
                                     ------------------------------------------
                                            Bryan A. Corr, individually
                                              and as co-custodian for
                                          Lauren M. Corr, Kelly B. Corr,
                                              and Bryan A. Corr, Jr.


                                                   TINA M. CORR
                                     ------------------------------------------
                                                   Tina M. Corr

                                                   JOAN M. CURRIER
                                     ------------------------------------------
                                         Joan M. Currier, individually and as
                                       co-custodian for John David Currier, Jr.


                                                 JOHN DAVID CURRIER
                                     ------------------------------------------
                                                 John David Currier


                                                CHRISTINA M. CURRIER
                                     ------------------------------------------
                                                Christina M. Currier


                                                     CORR, INC.



                                     By:            BRYAN A. CORR
                                        ---------------------------------------
                                                    Bryan A. Corr
                                                    Its President


                                                    A. LEE HANSON
                                     ------------------------------------------
                                                    A. Lee Hanson


                                                    JIMMY C. SMITH
                                     ------------------------------------------
                                                   Jimmy C. Smith


                                     ------------------------------------------
                                                 J. R. Whitlock, Sr.


                                              WILLIAM S. WITTMEIER, JR.
                                     ------------------------------------------
                                              William S. Wittmeier, Jr.

                                   EXHIBIT 3

                                    AGREEMENT


         THIS AGREEMENT ("Agreement") is entered into as of February 29, 2000 by and between Jimmy C. Smith (the "Stockholder") and Community Bancshares, Inc. a Delaware corporation (the "Company").

                                    RECITALS:

         WHEREAS, the Stockholder is a member of the group known as Stockholders for Integrity and Responsibility (the "Group"); and

         WHEREAS, the Group wishes to disband and no longer be considered to be an Adverse Person as defined in the Company's Share Purchase Rights Plan; and

         WHEREAS, execution of this Agreement is a condition to the Company's consideration of rescinding its Adverse Person declaration;

         NOW, THEREFORE, in consideration of the premises, the mutual covenants set forth herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

                                   AGREEMENT:

         1. Acquisition of Stock. Stockholder hereby agrees that, for a period of five (5) years from the date of this Agreement, the Stockholder and his affiliates, agents or any other representative acting on the Stockholder's behalf, will not, in any capacity or manner, directly or indirectly effect, cause or participate in, or seek, offer, attempt or propose (whether publicly or otherwise) to effect, cause or participate in any acquisition, purchase or ownership (beneficial, of record or otherwise) of any shares of common stock or any other securities issued by or any assets of the Company or any of its subsidiaries except for ownership of such number of shares of the Company's common stock as are shown in the name of Stockholder on the record books of the Company as of the date of this Agreement.

         2. Sale of Stock. In the event that Stockholder desires to sell shares of common stock of the Company owned by Stockholder, the Company hereby agrees that it will provide the same information to Stockholder regarding potential purchasers that the Company routinely provides to other stockholders at the time Stockholder informs the Company of his desire to sell such stock.

         3.       Miscellaneous

         (a) Notices. All notices, consents, waivers and other communications under this Agreement must be in writing and will be deemed to have been duly given if delivered by hand, by overnight delivery, or by United States mail, postage prepaid, registered or certified mail, return receipt requested, upon delivery or refusal of delivery, in each case to the appropriate addresses set forth below (or to such other addresses as a party may designate by notice to the other party hereto): (i) if to Stockholder: 101 Hickory Street, Oneonta, Alabama 35121, and (ii) if to the Company: Community Bancshares, Inc., 68149 Main Street, Blountsville, Alabama 35031, Attention: Kennon R. Patterson, Sr., with a copy to: William H. Caughran, 68149 Main Street, Blountsville, Alabama 35031.

         (b) Entire Agreement. This Agreement constitutes the entire agreement, and supersedes any prior agreement, understanding or letter of intent (oral or written), between the parties hereto relating to the subject matter of this Agreement. To be effective, any modification of this Agreement must be in writing and signed by the party to be charged thereby.

         (c) Choice of Law. The validity and construction of this Agreement shall be governed by the laws of the State of Alabama, without regard to the principles of conflict of laws thereof.

         (d) Headings. The Section headings herein are for reference only and shall not limit or control the meaning of any provision of this Agreement.

         (e) No Waiver. No delay or omission on the part of any party hereto in exercising any right hereunder shall operate as a waiver of such right or any other right under this Agreement.

         (f) Assignment. No party hereto shall assign this Agreement, or any rights, benefits, duties or obligations hereunder, or any interest therein, without first obtaining the written consent of the other parties hereto. Without waiver of the foregoing provisions, all of the rights, benefits, duties, liabilities, and obligations of the parties hereto shall inure to the benefit of and be binding upon the parties and their respective heirs, successors and permitted assigns.

         (g) Interpretation. The parties hereto have each negotiated the terms hereof and reviewed this Agreement carefully. It is the intent of the parties that each word, phrase, and sentence and other part hereof shall be given its plain meaning, and that rules of interpretation or construction of contracts that would construe any ambiguity of any part hereof against the draftsman, by virtue of being the draftsman, shall not apply. When a reference is made in this Agreement to an Article, Section or Exhibit, such reference shall be to an Article or Section of, or an Exhibit to, this Agreement unless otherwise indicated. Whenever the words "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." The words "hereof", "herein" and "hereunder" and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a person are also to its heirs, successors and permitted assigns.

         (h) Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall comprise one and the same document. In making proof of this Agreement, it shall not be necessary to produce or account for more than one such counterpart executed by the party against whom enforcement of this Agreement is sought. Delivery of an executed counterpart of this Agreement by telefacsimile shall be equally as effective as delivery of a manually executed counterpart of this Agreement. Any party delivering an executed counterpart of this Agreement by telefacsimile also shall deliver a manually executed counterpart of this Agreement not later that five business days following the date of such delivery, but the failure to deliver a manually executed counterpart shall not affect the validity, enforceability and binding effect of this Agreement.

         (i) Attorneys' Fees. If legal action is commenced to enforce this Agreement, the prevailing party in such action shall be entitled to recover its reasonable costs and reasonable attorneys' fees in addition to any other relief granted. The term "prevailing party" shall mean the party in whose favor final judgment after appeal (if any) is rendered with respect to the claims asserted in a complaint.

         (j) Severability. If any provision of this Agreement shall be held invalid under any applicable laws, such invalidity shall not affect any other provision of this Agreement that can be given effect without the invalid provision, and, to this end, the provisions hereof are severable.

         (k) Expenses. All expenses incurred in connection herewith, including, without limitation, attorney's fees, accounting fees, sales taxes, recording fees, investment advisers' fees and disbursements, shall be borne by the respective parties incurring such expense, whether or not such transactions are consummated.

         (l)      Time of Essence. Time is of the essence of this Agreement.

         (m) No Third Party Beneficiaries. Except as expressly provided herein, this Agreement and its provisions, terms and conditions are for the sole and exclusive benefit of the parties to this Agreement and their heirs, successors and permitted assigns.

         IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first above written.


         "STOCKHOLDER":                     THE "COMPANY":

                                            COMMUNITY BANCSHARES, INC.


           JIMMY C. SMITH                    BY: KENNON R. PATTERSON, SR.
         ------------------                     -------------------------------
           Jimmy C. Smith                    ITS President
                                                 ------------------------------

                                   EXHIBIT 4

                                    AGREEMENT


         THIS AGREEMENT ("Agreement") is entered into as of February 29, 2000 by and between J. R. Whitlock, Sr. (the "Stockholder") and Community Bancshares, Inc. a Delaware corporation (the "Company").

                                    RECITALS:

         WHEREAS, the Stockholder is a member of the group known as Stockholders for Integrity and Responsibility (the "Group"); and

         WHEREAS, the Group wishes to disband and no longer be considered to be an Adverse Person as defined in the Company's Share Purchase Rights Plan; and

         WHEREAS, execution of this Agreement is a condition to the Company's consideration of rescinding its Adverse Person declaration;

         NOW, THEREFORE, in consideration of the premises, the mutual covenants set forth herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

                                   AGREEMENT:

         1. Acquisition of Stock. Stockholder hereby agrees that, for a period of five (5) years from the date of this Agreement, the Stockholder and his affiliates, agents or any other representative acting on the Stockholder's behalf, will not, in any capacity or manner, directly or indirectly effect, cause or participate in, or seek, offer, attempt or propose (whether publicly or otherwise) to effect, cause or participate in any acquisition, purchase or ownership (beneficial, of record or otherwise) of any shares of common stock or any other securities issued by or any assets of the Company or any of its subsidiaries except for ownership of such number of shares of the Company's common stock as are shown in the name of Stockholder on the record books of the Company as of the date of this Agreement.

         2. Sale of Stock. In the event that Stockholder desires to sell shares of common stock of the Company owned by Stockholder, the Company hereby agrees that it will provide the same information to Stockholder regarding potential purchasers that the Company routinely provides to other stockholders at the time Stockholder informs the Company of his desire to sell such stock.

         3. Miscellaneous

         (a) Notices. All notices, consents, waivers and other communications under this Agreement must be in writing and will be deemed to have been duly given if delivered by hand, by overnight delivery, or by United States mail, postage prepaid, registered or certified mail, return receipt requested, upon delivery or refusal of delivery, in each case to the appropriate addresses set forth below (or to such other addresses as a party may designate by notice to the other party hereto): (i) if to Stockholder: 9 Greenbriar Lane, Oneonta, Alabama 35121, and (ii) if to the Company: Community Bancshares, Inc., 68149 Main Street, Blountsville, Alabama 35031, Attention: Kennon R. Patterson, Sr., with a copy to: William H. Caughran, 68149 Main Street, Blountsville, Alabama 35031.

         (b) Entire Agreement. This Agreement constitutes the entire agreement, and supersedes any prior agreement, understanding or letter of intent (oral or written), between the parties hereto relating to the subject matter of this Agreement. To be effective, any modification of this Agreement must be in writing and signed by the party to be charged thereby.

         (c) Choice of Law. The validity and construction of this Agreement shall be governed by the laws of the State of Alabama, without regard to the principles of conflict of laws thereof.

         (d) Headings. The Section headings herein are for reference only and shall not limit or control the meaning of any provision of this Agreement.

         (e) No Waiver. No delay or omission on the part of any party hereto in exercising any right hereunder shall operate as a waiver of such right or any other right under this Agreement.

         (f) Assignment. No party hereto shall assign this Agreement, or any rights, benefits, duties or obligations hereunder, or any interest therein, without first obtaining the written consent of the other parties hereto. Without waiver of the foregoing provisions, all of the rights, benefits, duties, liabilities, and obligations of the parties hereto shall inure to the benefit of and be binding upon the parties and their respective heirs, successors and permitted assigns.

         (g) Interpretation. The parties hereto have each negotiated the terms hereof and reviewed this Agreement carefully. It is the intent of the parties that each word, phrase, and sentence and other part hereof shall be given its plain meaning, and that rules of interpretation or construction of contracts that would construe any ambiguity of any part hereof against the draftsman, by virtue of being the draftsman, shall not apply. When a reference is made in this Agreement to an Article, Section or Exhibit, such reference shall be to an Article or Section of, or an Exhibit to, this Agreement unless otherwise indicated. Whenever the words "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." The words "hereof", "herein" and "hereunder" and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a person are also to its heirs, successors and permitted assigns.

         (h) Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall comprise one and the same document. In making proof of this Agreement, it shall not be necessary to produce or account for more than one such counterpart executed by the party against whom enforcement of this Agreement is sought. Delivery of an executed counterpart of this Agreement by telefacsimile shall be equally as effective as delivery of a manually executed counterpart of this Agreement. Any party delivering an executed counterpart of this Agreement by telefacsimile also shall deliver a manually executed counterpart of this Agreement not later that five business days following the date of such delivery, but the failure to deliver a manually executed counterpart shall not affect the validity, enforceability and binding effect of this Agreement.

         (i) Attorneys' Fees. If legal action is commenced to enforce this Agreement, the prevailing party in such action shall be entitled to recover its reasonable costs and reasonable attorneys' fees in addition to any other relief granted. The term "prevailing party" shall mean the party in whose favor final judgment after appeal (if any) is rendered with respect to the claims asserted in a complaint.

         (j) Severability. If any provision of this Agreement shall be held invalid under any applicable laws, such invalidity shall not affect any other provision of this Agreement that can be given effect without the invalid provision, and, to this end, the provisions hereof are severable.

         (k) Expenses. All expenses incurred in connection herewith, including, without limitation, attorney's fees, accounting fees, sales taxes, recording fees, investment advisers' fees and disbursements, shall be borne by the respective parties incurring such expense, whether or not such transactions are consummated.

         (l) Time of Essence. Time is of the essence of this Agreement.

         (m) No Third Party Beneficiaries. Except as expressly provided herein, this Agreement and its provisions, terms and conditions are for the sole and exclusive benefit of the parties to this Agreement and their heirs, successors and permitted assigns.

         IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first above written.


         "STOCKHOLDER":                     THE "COMPANY":

                                            COMMUNITY BANCSHARES, INC.


           J. R. WHITLOCK, SR.              BY: KENNON R. PATTERSON, SR.
         -------------------------              -------------------------------
           J. R. Whitlock, Sr.              ITS President
                                                -------------------------------

                                   EXHIBIT 5

                                    AGREEMENT


         THIS AGREEMENT ("Agreement") is entered into as of February 29, 2000 by and between William S. Wittmeier, Jr. (the "Stockholder") and Community Bancshares, Inc. a Delaware corporation (the "Company").

                                    RECITALS:

         WHEREAS, the Stockholder is a member of the group known as Stockholders for Integrity and Responsibility (the "Group"); and

         WHEREAS, the Group wishes to disband and no longer be considered to be an Adverse Person as defined in the Company's Share Purchase Rights Plan; and

         WHEREAS, execution of this Agreement is a condition to the Company's consideration of rescinding its Adverse Person declaration;

         NOW, THEREFORE, in consideration of the premises, the mutual covenants set forth herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

                                   AGREEMENT:

         1. Acquisition of Stock. Stockholder hereby agrees that, for a period of five (5) years from the date of this Agreement, the Stockholder and his affiliates, agents or any other representative acting on the Stockholder's behalf, will not, in any capacity or manner, directly or indirectly effect, cause or participate in, or seek, offer, attempt or propose (whether publicly or otherwise) to effect, cause or participate in any acquisition, purchase or ownership (beneficial, of record or otherwise) of any shares of common stock or any other securities issued by or any assets of the Company or any of its subsidiaries except for ownership of such number of shares of the Company's common stock as are shown in the name of Stockholder on the record books of the Company as of the date of this Agreement.

         2. Sale of Stock. In the event that Stockholder desires to sell shares of common stock of the Company owned by Stockholder, the Company hereby agrees that it will provide the same information to Stockholder regarding potential purchasers that the Company routinely provides to other stockholders at the time Stockholder informs the Company of his desire to sell such stock.

         3. Miscellaneous

         (a) Notices. All notices, consents, waivers and other communications under this Agreement must be in writing and will be deemed to have been duly given if delivered by hand, by overnight delivery, or by United States mail, postage prepaid, registered or certified mail, return receipt requested, upon delivery or refusal of delivery, in each case to the appropriate addresses set forth below (or to such other addresses as a party may designate by notice to the other party hereto): (i) if to Stockholder: 1 Creek Side Way, S.W., Rome, Georgia 30165, and (ii) if to the Company: Community Bancshares, Inc., 68149 Main Street, Blountsville, Alabama 35031, Attention: Kennon R. Patterson, Sr., with a copy to: William H. Caughran, 68149 Main Street, Blountsville, Alabama 35031.

         (b) Entire Agreement. This Agreement constitutes the entire agreement, and supersedes any prior agreement, understanding or letter of intent (oral or written), between the parties hereto relating to the subject matter of this Agreement. To be effective, any modification of this Agreement must be in writing and signed by the party to be charged thereby.

         (c) Choice of Law. The validity and construction of this Agreement shall be governed by the laws of the State of Alabama, without regard to the principles of conflict of laws thereof.

         (d) Headings. The Section headings herein are for reference only and shall not limit or control the meaning of any provision of this Agreement.

         (e) No Waiver. No delay or omission on the part of any party hereto in exercising any right hereunder shall operate as a waiver of such right or any other right under this Agreement.

         (f) Assignment. No party hereto shall assign this Agreement, or any rights, benefits, duties or obligations hereunder, or any interest therein, without first obtaining the written consent of the other parties hereto. Without waiver of the foregoing provisions, all of the rights, benefits, duties, liabilities, and obligations of the parties hereto shall inure to the benefit of and be binding upon the parties and their respective heirs, successors and permitted assigns.

         (g) Interpretation. The parties hereto have each negotiated the terms hereof and reviewed this Agreement carefully. It is the intent of the parties that each word, phrase, and sentence and other part hereof shall be given its plain meaning, and that rules of interpretation or construction of contracts that would construe any ambiguity of any part hereof against the draftsman, by virtue of being the draftsman, shall not apply. When a reference is made in this Agreement to an Article, Section or Exhibit, such reference shall be to an Article or Section of, or an Exhibit to, this Agreement unless otherwise indicated. Whenever the words "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." The words "hereof", "herein" and "hereunder" and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a person are also to its heirs, successors and permitted assigns.

         (h) Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall comprise one and the same document. In making proof of this Agreement, it shall not be necessary to produce or account for more than one such counterpart executed by the party against whom enforcement of this Agreement is sought. Delivery of an executed counterpart of this Agreement by telefacsimile shall be equally as effective as delivery of a manually executed counterpart of this Agreement. Any party delivering an executed counterpart of this Agreement by telefacsimile also shall deliver a manually executed counterpart of this Agreement not later that five business days following the date of such delivery, but the failure to deliver a manually executed counterpart shall not affect the validity, enforceability and binding effect of this Agreement.

         (i) Attorneys' Fees. If legal action is commenced to enforce this Agreement, the prevailing party in such action shall be entitled to recover its reasonable costs and reasonable attorneys' fees in addition to any other relief granted. The term "prevailing party" shall mean the party in whose favor final judgment after appeal (if any) is rendered with respect to the claims asserted in a complaint.

         (j) Severability. If any provision of this Agreement shall be held invalid under any applicable laws, such invalidity shall not affect any other provision of this Agreement that can be given effect without the invalid provision, and, to this end, the provisions hereof are severable.

         (k) Expenses. All expenses incurred in connection herewith, including, without limitation, attorney's fees, accounting fees, sales taxes, recording fees, investment advisers' fees and disbursements, shall be borne by the respective parties incurring such expense, whether or not such transactions are consummated.

         (l) Time of Essence. Time is of the essence of this Agreement.

         (m) No Third Party Beneficiaries. Except as expressly provided herein, this Agreement and its provisions, terms and conditions are for the sole and exclusive benefit of the parties to this Agreement and their heirs, successors and permitted assigns.

         IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first above written.


         "STOCKHOLDER":                     THE "COMPANY":

                                            COMMUNITY BANCSHARES, INC.


         WILLIAM S. WITTMEIER, JR.          BY: KENNON R. PATTERSON, SR.
         -------------------------              -------------------------------
         William S. Wittmeier, Jr.          ITS President
                                                -------------------------------


                                       3